FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 10, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

MINUTES NUMBER 109 OF SADIA S.A. BOARD OF DIRECTORS
EXTRAORDINARY MEETING, HELD ON OCTOBER 09, 2006

On the ninth day of the month of October of the year two thousand and six, at its facilities at Rua Fortunato Ferraz nº 365 – 2º andar, in São Paulo-SP, a meeting of the members of Sadia S.A. ("Company") Board of Directors was held, chaired by Mr. Walter Fontana Filho who, upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, called the meeting to order to appreciate the following:

1. CHANGE TO THE COMPANY'S BOARD OF DIRECTORS:-
In conformity with the provisions under item III of Article 17 of the Bylaws, the Board of Directors acknowledged and recorded in the minutes that Mr. Luiz Gonzaga Murat Junior resigned from the position of Finance and Investor Relations Director, as per letter dated September 27, 2006. The position of Finance Director will remain vacant until a resolution is adopted by the Board later. The Chairman of the Board used the opportunity to thank Mr. Luiz Gonzaga Murat for his dedication and relevant services provided to the Sadia Group over the last 12 years.

2. ELECTION OF THE INVESTOR RELATIONS DIRECTOR:-
In conformity with the provisions under item III of Article 17 of the Bylaws, the Board elected Mr. Welson Teixeira Junior, a Brazilian citizen, married, economist, holder of the Identity Card RG No. 8.031.972 (SSP/SP), enrolled in the Ministry of Finance Register of Individual Taxpayers - CPF/MF under No. 791.627.708-53, resident and domiciled at Rua Frederico Huebner, No. 762, Bairro América, CEP 89204-280, in the City of Joinville, State of Santa Catarina, to the position of Investor Relations Director, for a term of office lasting until the Ordinary Shareholders Meeting to be held in 2007. Invited to come into the meeting room, the newly-elected Director represented to the Board, in compliance with the provisions in paragraphs 1 and 2 of Article 147, Law 6404, dated December 15, 1976, that he was not subject to any of the crimes contemplated in the Law that might prevent him from exercising business activities. The newly-elected Director will take office upon his signature of the "Assumption of Office" to be recorded in the Book of Minutes of the Board of Directors Meetings.

There being no further business, the meeting was adjourned and these minutes were issued and signed by all Board members present.

São Paulo-SP, October 9, 2006.

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice-Chairman); Osório Henrique Furlan (2nd Vice-Chairman); Alcides Lopes Tápias;José Marcos Konder Comparato; Norberto Fatio; Romano Ancelmo Fontana Filho.

I CERTIFY that this is a faithful copy of minutes No. 109, transcribed from page 05 of Book of Minutes No. 4 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf